Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 400

Seattle, Washington 98119

December 17, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cell Therapeutics, Inc.
Request for Withdrawal of Registration Statements on Form S-3
File Numbers: 333-152170 and 333-152172

Ladies and Gentlemen:

On July 7, 2008, Cell Therapeutics, Inc., a Washington corporation (the “Company”), filed two Registration Statements on Form S-3 (File No. 333-152170 and 333-152172) (together with the exhibits and amendments thereto filed on August 29, 2008, the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statements effective as of the date hereof. The Registration Statements are being withdrawn because the warrants and/or convertible notes for which the underlying securities were registered under the Registration Statements have been repurchased by the Company and are no longer outstanding. The Company confirms that no securities have been or will be issued or sold under the Registration Statements.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for any future registration statement(s) filed with the Commission.

It is our understanding that this application for withdrawal of the Registration Statements will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Karen A. Dempsey of Orrick, Herrington & Sutcliffe LLP, at (415) 773-4140.

Sincerely, Cell Therapeutics, Inc.

By:	/s/ Louis A. Bianco
Name: Louis A. Bianco Title: Executive Vice President, Finance and Administration